Exhibit 99.1

ENTRÉE GOLD REPORTS INITIAL RESULTS OF
PRE-FEASIBILITY DRILLING AT ANN MASON, NEVADA

Vancouver, B.C., January 21, 2015 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has received complete assay results from the first 20 holes of the previously announced pre-feasibility drill program at its 100% owned Ann Mason project in the Yerington district of Nevada.

Highlights from initial drill results include:  EG-AM-14-041 with 390 metres of 0.35% copper, EG-AM-14-050 with 176 metres of 0.35% copper, EG-AM-14-046, the eastern-most drill hole, with 112.3 metres of 0.34% copper,  EG-AM-14-057 with 327.4 metres of 0.38% copper, and EG-AM-14-065 with 150 metres of 0.38% copper.

Greg Crowe, President and CEO of Entrée stated, “The assay results received to date from our in-fill drill program look very promising, and will be used to upgrade the current mineral resources to the Measured and Indicated categories. Ann Mason is revealing itself to be a large, uniform copper deposit with very consistent grades, located in one of the best mining jurisdictions in the world.   This drill program represents a significant step towards pre-feasibility, and advances Ann Mason along a development timeline.   The next step will be to complete an updated resource estimate and PEA in the first half of 2015, and commence updated metallurgy studies.”

The infill drill program commenced in August 2014 and, with the final hole in progress, will be completed by the end of January 2015.  The program comprised 40 holes and a total of approximately 19,200 metres combined reverse circulation (“RC”) pre-collars and core.  Assay results on the last 20 holes are pending.  The work is designed to upgrade the mineral resources contained in the 2012 Preliminary Economic Assessment Phase 5 pit ("2012 PEA" - see News Release of October 24, 2012) from Indicated and Inferred to a mix of Measured and Indicated categories.  An updated drill plan and a table of detailed drill hole information is available on www.entreegold.com.

The 2012 PEA envisions a 24 year conventional open pit mine and sulphide flotation mill operating at a throughput rate of 100,000 tonnes per day and is based on mineralization contained within the Phase 5 pit.  Over the life of mine, the 2012 PEA estimates average copper recovery of approximately 93%, producing a clean, 30% copper concentrate with average annual production of 214 million pounds of copper.  There is potential to increase the mine life of Ann Mason through additional drilling and engineering studies.

The 2012 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2012 PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Discussion of Results

Results are reported in Table 1 below for the first 20 holes of the 40 hole program and largely completes infill drilling in the west-half of the deposit.  Holes with pending assays are mainly located in the east-half of the deposit.  RC pre-collars were largely restricted to barren, overlying volcanics.  Drilling changed to HQ  diameter core continually sampled over 2 metre intervals once mineralized rocks of the Yerington batholith were encountered or hole conditions dictated the change to core.  Depths of holes ranged from 274.9 metres to 884.9 metres, depending on position within the Phase 5 pit, and hole angles varied from -60 to -90 degrees.  It is important to note that 13 of the 20 holes reported in this press release ended in mineralization (copper values greater than the 0.15% copper cut-off).  Only one hole (EG-AM-14-049) failed to return any significant results, and this hole was drilled along the northernmost border of the Phase 5 pit, in an area where mineralization was not expected.

Drill result highlights include:

•	EG-AM-14-041, located near the centre of the deposit, with 390 metres of 0.35% copper;
•	EG-AM-14-046, with 112.3 metres of 0.34% copper;
•	EG-AM-14-050, with 176 metres of 0.35% copper; and
•	EG-AM-14-057, with 327.4 metres of 0.38% copper, including 0.42% copper and 0.12 grams per tonne (“g/t”) gold over 200 metres.

Most of the reported drill hole intervals include sections with higher copper grades, many in the 0.40% to 0.60% copper range, as reported in Table 1.  In addition, several holes returned intervals with higher than average gold (0.09 to 0.15 g/t) and silver grades (1.21 to 2.77 g/t), including holes EG-AM-14-041, 045, 046, 056, and 057.  Finally, several holes intersected higher than average molybdenum grades, further outlining the molybdenum domain previously discussed in the 2012 PEA.

Table 1. Significant intercepts from 2014 Ann Mason drill holes.

Hole	From (m)	To (m)	Interval (m)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)
EG-AM-12-031*	214.0	270.0	56.0	0.27	0.04	0.54	0.017
and	298.0	342.0	44.0	0.18	0.02	0.35	0.007
and	406.0	462.1	56.1	0.17	0.03	0.57	0.015
EG-AM-14-040*	186.0	643.8	457.8	0.31	0.02	0.62	0.005
Including	246.0	312.0	66.0	0.36	0.03	0.54	0.003
Including	370.0	462.0	92.0	0.39	0.02	0.78	0.003
including	520.0	584.0	64.0	0.39	0.03	0.61	0.007
EG-AM-14-041	290.0	680.0	390.0	0.35	0.05	0.84	0.003
including	350.0	410.0	60.0	0.55	0.06	0.74	0.004
including	472.0	520.0	48.0	0.50	0.07	1.05	0.002
including	540.0	574.0	34.0	0.44	0.14	2.15	0.001
including	600.0	644.0	44.0	0.38	0.09	1.73	0.001
EG-AM-14-042*	147.8	581.9	434.1	0.28	0.02	0.50	0.002
including	198.0	266.0	68.0	0.46	0.05	0.83	0.001
EG-AM-14-045	232.0	412.0	180.0	0.30	0.06	1.21	0.006
including	350.0	396.0	46.0	0.58	0.15	2.77	0.007
EG-AM-14-046*	271.3	383.6	112.3	0.34	0.05	1.21	0.011
including	302.0	372.0	70.0	0.40	0.07	1.66	0.012
EG-AM-14-047	324.0	406.0	82.0	0.24	0.01	0.29	0.003
EG-AM-14-048*	306.0	517.3	211.3	0.34	0.02	0.46	0.007
including	342.0	378.0	36.0	0.37	0.02	0.48	0.005
including	402.0	432.0	30.0	0.41	0.02	0.49	0.014
including	448.0	517.3	69.3	0.43	0.02	0.59	0.008
EG-AM-14-049	No significant results
EG-AM-14-050	234.0	410.0	176.0	0.35	0.02	0.46	0.004
including	276.0	330.0	54.0	0.42	0.01	0.44	0.004
including	384.0	410.0	26.0	0.50	0.05	1.31	0.009
and	522.0	558.0	36.0	0.35	0.10	1.70	0.003
EG-AM-14-051	286.0	300.0	14.0	0.20	0.01	0.29	0.001
and	314.0	324.0	10.0	0.22	0.01	0.22	0.018
EG-AM-14-052*	140.2	224.0	83.8	0.24	0.02	0.25	0.002
and	266.0	296.0	30.0	0.65	0.02	0.60	0.002
and	364.0	499.9	135.9	0.40	0.02	0.36	0.005
including	416.0	494.0	78.0	0.51	0.03	0.43	0.006
EG-AM-14-053*	174.0	204.0	30.0	0.19	0.02	0.34	0.005
and	234.0	274.9	40.9	0.22	0.02	0.40	0.002
EG-AM-14-054*	256.0	268.0	12.0	0.23	0.01	0.35	0.001
and	316.0	325.5	9.5	0.20	0.01	0.32	0.003
EG-AM-14-056*	204.1	451.7	247.6	0.32	0.06	1.38	0.004
including	322.0	451.7	129.7	0.44	0.10	2.31	0.003
EG-AM-14-057*	197.5	524.9	327.4	0.38	0.08	1.48	0.003
including	197.5	240.0	42.5	0.49	0.03	0.68	0.007
including	304.0	504.0	200.0	0.42	0.12	2.02	0.001
EG-AM-14-058	115.0	234.0	119.0	0.22	0.01	0.24	0.001
and	296.0	396.0	100.0	0.35	0.01	0.31	0.002
including	306.0	350.0	44.0	0.58	0.01	0.50	0.004
EG-AM-14-062*	48.8	86.0	37.2	0.18	0.01	0.50	0.001
and	108.0	160.0	52.0	0.20	0.01	0.36	0.001
and	214.0	280.0	66.0	0.28	0.01	0.17	0.002
and	294.0	434.0	140.0	0.26	0.02	0.41	0.009
including	296.0	358.0	62.0	0.33	0.02	0.37	0.007
EG-AM-14-063*	193.5	212.0	18.5	0.30	0.01	0.33	0.012
and	296.0	572.0	276.0	0.27	0.05	0.85	0.006
including	358.0	394.0	36.0	0.35	0.07	1.08	0.002
including	406.0	468.0	62.0	0.33	0.08	1.20	0.004
including	540.0	568.0	28.0	0.33	0.07	1.24	0.009
EG-AM-14-065*	221.0	884.9	663.9	0.29	0.04	0.75	0.004
including	221.0	264.0	43.0	0.33	0.02	0.42	0.004
including	298.0	380.0	82.0	0.38	0.03	0.82	0.002
including	510.0	604.0	94.0	0.44	0.05	0.82	0.003
including	674.0	824.0	150.0	0.38	0.09	1.54	0.007

Notes:

•	Holes marked with “*” ended in mineralization.
•	Drill holes were not drilled in numerical order and those not listed in the table still have pending analytical results.
•	Drill intersections are based on drilled core lengths and may not reflect the true width of mineralization.
•	Hole EG-AM-12-031 and EG-AM-14-065 were pre-collared in 2012 and completed in 2014.

Holes EG-AM-14-049, 051, 053, 054 were all drilled on the margins of the deposit within the limits of the Phase 5 pit and intersected minor, weak mineralization as predicted by previous drilling and by the 2012 PEA block model.

QUALITY ASSURANCE AND CONTROL

RC chips and split core samples were prepared at Acme Analytical Laboratories (ACME) in Elko and Reno, Nevada and shipped by ACME to their lab in Vancouver, Canada for analyses.   Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data.   Entrée has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping and storage.

Drill intersections described in this news release are based on drilled core lengths and may not reflect the true width of mineralization.

2012 PEA AND QUALIFIED PERSON

Robert Cinits, P.Geo., Entrée’s Vice-President, Corporate Development, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.

The 2012 PEA titled “Amended and Restated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.” with an effective date of October 24, 2012, amended October 15, 2014, was prepared by AGP Mining Consultants Inc. and is available on SEDAR at www.sedar.com.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Nevada and Mongolia.  Entrée has been advancing its Ann Mason project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Additionally, as a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Sandstorm  Gold,  Rio  Tinto  and Turquoise  Hill  Resources are major  shareholders  of Entrée,  holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager Investor Relations Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to completion of a pre-feasibility study on Ann Mason; the preparation and release of an updated resource estimate and preliminary economic assessment; the potential development of Ann Mason; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, cash flows and mine life; the potential impact of future exploration results on Ann Mason mine design and economics; anticipated capital and operating costs; potential types of mining operations; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; anticipated business activities; corporate strategies; uses of funds; and future financial performance. In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper,  gold, molybdenum and silver will remain relatively stable; the effects of general economic  conditions,  changing foreign exchange rates and actions by government authorities; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulation and government practices, including laws, regulation and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, and appropriate smelting and refining arrangements; uncertainties associated with legal proceedings and negotiations; and misjudgments in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations; risks associated with changes in the attitudes of the governments to foreign investment; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2013, dated March 27, 2014 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and information.